

Mail Stop 4628

October 30, 2015

John D. Schiller, Jr.
Chief Executive Officer
Energy XXI Ltd
Energy XXI Gulf Coast, Inc.
Canon's Court, 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

>   **Re: Energy XXI Ltd**
>   **Energy XXI Gulf Coast, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 5, 2015**
>   **File No. 333-207293**

Dear Mr. Schiller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   Please have counsel revise the legality opinion to remove the limitation that the opinion will not give rise to any legal proceedings in any jurisdiction other than Bermuda in the last sentence of the opinion. Purchasers of the securities in the offering are entitled to rely on the opinion in any jurisdiction in which suit is brought.

Exhibit 5.2

2.   Please have counsel revise the legality opinion to remove assumptions that are readily ascertainable or assume any material facts, including assumptions (viii) and (ix) in the third paragraph of Exhibit 5.2 or tell us why such assumptions should be unobjectionable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

John D. Schiller, Jr.
Energy XXI Ltd
Energy XXI Gulf Coast, Inc.
October 30, 2015
Page 3

Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Sarah Knight Morgan
Vinson & Elkins L.L.P.